UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2017

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing as follows:

1)	On January 12, 2017, the Company issued a Press Release: “Kitov Enters Immuno-Oncology Field Through Acquisition of TyrNovo”, which is attached hereto as Exhibit 99.1.

In connection with the transaction for the acquisition of a controlling stake in TyrNovo Ltd., a privately held Israeli company, the Company will pay cash proceeds of $2 million and issue 11,292,508 Ordinary Shares of the Company to Goldman Hirsh Partners Ltd. as consideration for 9,570 ordinary shares in TyrNovo Ltd, representing a holding of approximately 56% of TyrNovo. The transaction was signed on January 12, 2017, and is expected to close on January 13, 2017.

Following the closing of the aforesaid initial acquisition, Kitov anticipates that it may acquire additional equity stakes in TyrNovo from all or part of TyrNovo’s additional minority shareholders for consideration consisting of Ordinary Shares of Kitov, in such amounts as to be agreed with the applicable shareholders.

The Ordinary Shares of the Company will be issued to Goldman Hirsh Partners Ltd. on a private placement basis in Israel pursuant to exemptions from the prospectus requirements under applicable Israeli securities laws and from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Any additional Ordinary Shares of the Company which may be issued to any additional shareholders of TyrNovo Ltd., will also only be offered and issued on a private placement basis in Israel pursuant to exemptions from the prospectus requirements under applicable Israeli securities laws and from the registration requirements of the U.S. Securities Act.

The securities offered have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor in any other jurisdiction.

This Form 6-K is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037) and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

January 12, 2017	By:	/s/Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary

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